JUPITERS TAKEOVER OFFER FOR BREAKWATER ISLAND TRUST
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                        LETTER TO BREAKWATER UNITHOLDERS
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Jupiters  Limited  is  posting  the  following  text  to Breakwater Island Trust
Unitholders.

"Dear  Breakwater  Unitholder

Jupiters announced on Friday, 13 December 2002 that it is extending the offer period for its takeover offer for Breakwater Island Trust to Friday, 27 December 2002. A copy of the formal notice of extension accompanies this letter.

IF YOU HAVE ALREADY ACCEPTED THE OFFER, we appreciate your prompt response. Jupiters is required by law to send this letter to all unitholders. As you have already accepted, you do not need to do anything more at this time.

IF YOU HAVE NOT YET ACCEPTED THE OFFER, I urge you to accept immediately. Once Jupiters becomes entitled to 90% of the total units on issue, it will waive all remaining conditions to the Offer and begin making payments to all accepting unitholders.

The  Offer  will  not  proceed  if  Jupiters  does not become entitled to 90% of
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Breakwater  units.
As at 13 December 2002, Jupiters was entitled to 84.9% of the units on issue after receiving acceptances from 10,318 unitholders.

If  you  have  not  yet  accepted  the  Offer,  please  consider  the following:

-     The  Offer  is  final and by law Jupiters cannot increase the Offer price.

- If the Offer does not proceed, the trading price of Breakwater's units are likely to return to historical levels. The units last closed at 26 per unit on ASX before this Offer was announced.

- No alternative bidders for Breakwater have emerged since the Offer was announced over two months ago.

- If the Offer does not succeed, Jupiters intends to pursue the divestment of its interests in Breakwater. The implications of this for other unitholders are uncertain.







Details of the Offer can be found in the Bidder's and Target's Statements that have been sent to all Breakwater unitholders. If you have any questions, please call the OFFER INFORMATION LINE AT
1800  656  506."

Yours  faithfully



Lawrence  Willett  AO
Chairman                                             16  December  2002